As filed with the Securities and Exchange Commission on March 30, 2006

                                                    Registration No. 00-_______

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRANTS OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                   LILM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Nevada                                               87-0645394
-------------------------------                             --------------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)


           1390 South 1100 East # 204, Salt Lake City, Utah 84105-2463 (Address of principal executive officers) (Zip Code)


Issuer's telephone number:          (801) 322-0253


Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered
--------------------                        -------------------------------
        N/A                                              N/A


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                                (Title of Class)


                                                      LILM, INC.

                                                     FORM 10-SB

                                                  TABLE OF CONTENTS
                                                                                                          PAGE
                                                       PART I

ITEM 1.           Description of Business............................................................          3

ITEM 2.           Management's Discussion and Analysis or Plan of Operation..........................          9

ITEM 3.           Description of Property............................................................         13

ITEM 4.           Security Ownership of Certain Beneficial Owners and Management.....................         13

ITEM 5.           Directors, Executive Officers, Promoters and Control Persons.......................         14

ITEM 6.           Executive Compensation.............................................................         15

ITEM 7.           Certain Relationships and Related Transactions.....................................         15

ITEM 8.           Description of Securities..........................................................         16

                                                       PART II

ITEM 1.           Market Price of and Dividends on the Registrant's Common Equity and
                    Related Stockholder Matters......................................................         16

ITEM 2.           Legal Proceedings..................................................................         18

ITEM 3.           Changes in and Disagreements with Accountants......................................         18

ITEM 4.           Recent Sales of Unregistered Securities............................................         18

ITEM 5.           Indemnification of Directors and Officers..........................................         18

                                                      PART F/S

                  Financial Statements...............................................................         19

                                                      PART III

ITEM 1.           Index to Exhibits..................................................................        S-1

ITEM 2.           Description of Exhibits............................................................        S-1

                  Signatures.........................................................................        S-2

                                     PART I

ITEM  1.      Description of Business

Business Development

     History
     -------

     LILM, Inc. (the "Company") was organized on December 30, 1999 under the laws of the State of Nevada, having the intent to acquire the patent rights, trademark, and rights to manufacture and market the "LiL Marc," a plastic porcelain toilet-training device, and to develop, market and manufacture complementary baby products. At that time, the Company acquired from LiL Marc, Inc., a Nevada corporation the U.S. patent rights to the "Training Urinal" (U.S. Patent Number 318,325), issued July 16, 1991, the trade name LiL Marc, and the right to manufacture the product. The Company submitted the Patent Assignment to the United States Patent Office in Washington, D.C. and, on February 10, 2000, the assignment was recorded.

     The Company is primarily involved in the manufacture and marketing of the LiL Marc, a plastic porcelain boys toilet-training device. The Company also intends to explore the potential development, marketing and manufacturing of complementary baby products.

     In December of 2004, the Company moved its operations from Las Vegas, Nevada to Salt Lake City, Utah and terminated its Las Vegas facility. As a part of this move, the Company created as a Utah corporation a wholly owned subsidiary under the name of LiL Marc, Inc. and transferred all of the Company's assets to LiL Marc, Inc. in exchange for all its outstanding stock. Commencing in January 2005, all of the Company's operations were transferred to and are now maintained in the Utah subsidiary. By incorporating in Utah as LiL Marc, Inc. the Company was able to recapture its original UPC coding and brand labeling.

     On February 25, 2005, we submitted a subsequent Patent Assignment to the United Sates Patent Office conveying the patent rights to our wholly owned subsidiary, LiL Marc, Inc. In connection with the assignment of the patent, LiL Marc, Inc. will pay to James Curt McKiney, the inventor of the LiL Marc training urinal, an ongoing royalty of $0.25 per urinal sold, due each year on March 31beginning in 2005. As of the date hereof, only a nominal royalty has been paid to the inventor.

     Initial Public Offering
     -----------------------

     On February 21, 2002, the Company commenced an initial public offering of its common stock pursuant to an exemption from registration under the Securities Act of 1933 (the "Securities Act") provided by Rule 504 of Regulation D promulgated thereunder. The offering was for 1,500,000 shares of common stock at the offering price of $0.08 per share. The Company sold a total of 763,750 shares to 59 investors for gross proceeds of $61,100 and filed a final Form D with the SEC in March 2003.

     Registration Statement
     ----------------------

     The Company is voluntarily filing this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), will enable the Company to make an application to have its common stock traded in the public over-the-counter market. Also, being a reporting company will make information concerning the Company more accessible to its stockholders, prospective stockholders and the public trading market.

     As a result of filing this registration statement, the Company is obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

     The Company's principal executive offices are located at 1390 South 1100 East # 204, Salt Lake City, Utah 84105-2463 and its telephone number is (801) 322-0252.

LiL Marc Training Urinal

     The LiL Marc is a simple to use plastic urinal used in the bathroom ("potty") training of young boys. The LiL Marc is constructed from high quality, recyclable, high density, white polyethylene plastic and looks like a full-sized urinal found in public restrooms, only on a smaller scale. It is intended to assist in the training of daytime bladder control of young boys. By using the LiL Marc, a male child can be potty-trained standing up like a little boy, instead of being trained sit-down fashion like a little girl.

     The LiL Marc is marketed as a stand alone unit with a removable support to stand the unit at the proper height for young boys. It can be easily transported to another room or used when traveling. The LiL Marc may also be attached to a wall or door using the mounting bracket and screws, both provided with the unit. The mounting bracket holds the unit securely and slides off easily to empty and clean with any detergent or bathroom cleaner. The LiL Marc features a built-in pour spout that makes it easy to empty and clean. The LiL Marc is a one-time purchase and does not need any other supplies. It is designed so that young boys of all sizes can comfortably stand while facing the unit. It has a height of 24 inches and a width of just over 10 inches.

Production

     In addition to acquiring the patent rights to the LiL Marc, the Company also acquired the production air mold and rotational mold used to manufacture the training unit and its stand. The molds are located at Blow Molded Products in Glen Avon, California, a specialty boutique blow mold manufacturer. By contracting out the manufacturing of the LiL Marc, the Company is able to produce a quality product in mass at a competitive price. Using the air mold enables the Company to produce large or small orders and, during test marketing by the inventor, the air mold produced over 3,000 units with a high quality finish. The Company has an arrangement with Blow Mold Products whereby it will use the air mold to manufacture the LiL Marc for a specified production price. The Company uses a subcontractor to manufacture the stands.

     Cost of production, based on a projected 5,000 LiL Marcs manufactured, is approximately $2.94 per urinal and $2.00 per stand. Due to the size and shape of the LiL Marc, packaging and shipping initially required a special order box. However, the Company has developed a shrink wrap package that costs approximately $1.50 per unit. Thus, the total manufacturing and packaging cost are approximately $6.44 per finished LiL Marc, which has a suggested retail price of $19.95. The Company is committed to produce its product solely in America and the product has an industry recyclable rating of 2. The Company guarantees the LiL Marc Potty Trainer against defects in materials and workmanship.

Marketing

     Due to the uniqueness of the LiL Marc, it is marketed through our the Company's websites at www.LiLMarc.com and www.BoysPottyTraining.com The LiL Marc is also represented on several other websites that specialize in the marketing of potty training products for boys, which enhances the visibility of the product. The Company has realized sales in Japan, Australia, and England. When a search is done on any major search engine for training urinals or like products, the LiL Marc will typically come up in the top three to five listings.

     In 2005, the LiL Marc was displayed at a national trade show by a third party representative, but with little success. Management believes that the Company needs to sponsor its own display at future shows for any meaningful results. Due to the extremely high costs of participating in national trade shows, management has no current plans to do so. In the United States, there are generally two major trade shows per year, the largest in Jacksonville, Florida and the other in Las Vegas, Nevada. Management believes that the world wide web gives the highest degree of visibility for the LiL Marc at this time. Eventually, management anticipates that it will work directly with retail outlets instead of going through a distributor.

     The LiL Marc inventor did perform limited test marketing which included pricing information, product layout suggestions, and some mail order product introduction. The inventor arranged for the LiL Marc, on a limited scale, to be advertised in the 1993 July and August editions of Parenting Magazine and in the 1993 May/June edition of Twins Magazine. The ads featured the LiL Marc in color and black and white and offered the product for sale at prices between $19.95 and $24.95. The inventor also arranged for the product to be advertised in the 1994 spring issue of One Step, a baby care mail order catalog, at a featured price of $19.95. In reliance upon the best information available to management as provided by the inventor, approximately 3,500 units were sold, primarily during the period from 1992 through 1994. We believe that the term "urinal" and its use in the home is now more common place than during the test marketing done by the inventor in the early 1990s. As of the last two years there have been at least two featured articles in the Wall Street Journal discussing the return of urinals to the marketplace, including new designs and their use in the home.

Competition

     Management believes that are currently four or five companies marketing products similar to the LiL Marc. These products range from simple colored floating targets to complex molded adaptations that are attached to the toilet bowl. There is one other free standing urinal in the marketplace, but its price point and production costs far exceed the LiL Marc and its design limits its portability. Management assumes that most of these companies are larger than LILM with longer histories of operation and greater financial and personnel resources. Also, most competitors have established some market share in the same market in which the Company is competing. The ability to penetrate these markets depends on many factors including, but not limited to the Company ability to:

     o continue to obtain sufficient capital to enhance and broaden marketing efforts;

     o develop new and improved products such as accessories, products for older boys and related products for little girls;

     o   obtain and retain necessary management and advisory personnel; and

     o   establish a comprehensive cost efficient marketing plan.

     The Company anticipates that the principal competition to the LiL Marc is a wide variety of standard potty trainers "potties" designed for either little boys or girls. Management believes that this is due to the fact that the public is unaware of a training urinal designed especially for training little boys. These potties are available in a wide variety of sizes and color and are able to stand alone or attach to the toilet basin.

Research and Development

     Presently, the Company is not allocating funds for research and development activities to develop new products or technology. Management does not anticipate allocating funds for primary research in the immediate future. The Company intends to limit development activities to improving the existing LiL Marc product, its production costs and the possible development of complimentary accessories. Management believes that future LiL Marc accessories, once properly sourced, would be relatively inexpensive and their addition could enhance the overall experience when using the product. Accessories can also help in creating product loyalty and may also allow the Company to increase the suggested retail price. However, it will still be difficult for the Company to explore any new products and accessories until such time as revenues from the sale of the LiL Marc have provided sufficient capital reserves to commence such a venture.

Patents and Trademarks

     The inventor of the LiL Marc applied for and, on July 16, 1991, was granted a patent relating to the LiL Marc Training Urinal (U.S. Patent Number 318,325). The rights to the patent, the trade name LiL Marc and the right to manufacture the product were subsequently assigned by the inventor to LiL Marc, Inc. in November 1997. LiL Marc, Inc. subsequently assigned the patent, trade name and rights to manufacture to LILM on December 30, 1999. The Company submitted the Patent Assignment to the United States Patent Office and on February 10, 2000, the assignment was recorded in the Patent Office. On February 25, 2005 the Company submitted a subsequent Patent Assignment to the United Sates Patent Office conveying the patent rights to the Company's wholly owned subsidiary, LiL Marc, Inc., a Utah corporation. In connection with the assignment of the patent, the Company's subsidiary, will pay to James Curt McKiney, the inventor of the LiL Marc training urinal, an ongoing royalty of $0.25 per urinal sold, due each year on March 31 beginning in 2005.

     On July 16, 2005 the design patent for the LiL Marc training urinal expired and as of this date the Company has not yet applied for a new patent with modifications to the LiL Marc's design. Management is evaluating the available options for making any new filing. At this time the Company is relying on public domain, which is very limited, in copyright materials and the complex engineering in the current production molds for product protection against any copy of the product. Management believes that a substantial investment in production, marketing and packaging would be necessary to bring a similar product to the market. Presently, the Company does not anticipate filing additional patent applications if new and/or improved products are developed.

     There can be no assurance that any future patent applications will result in patents being issued or that the existing patent, or any new patents, if issued, will afford any meaningful protection from competitors. Also, there can be no assurance that the Company will have the financial resources necessary to enforce any patent rights it may hold. The Company is not aware of any claim that its patent may infringes, or will infringe any existing patent. However, in the event such a claim is made and the Company is unsuccessful against such claim, the Company may be required to obtain licenses to such other patents or proprietary technology in order to develop, manufacture or market its products. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.

Employees and Compensation

     The Company presently have one full-time employee, our President, George I. Norman III, and anticipates that he will devote a minimum of 20 hours per week to company business. Laurie Norman, the Company's Secretary/Treasurer continues to assists Mr. Norman when needed as an office manager. The Company also has one part-time laborer and will continue to rely on part-time help for office and secretarial work and labor for packaging, shipping and inventory control. The Company may also use the services of certain outside consultants and advisors as needed on a contract basis. The Company's web design and packaging art is contracted for with third parties. When the Company has generated sufficient revenues it will consider hiring additional employees. It is not anticipated that the Company will have to make significant payroll expenditures until such time as sales of the LiL Marc exceed 500 units per month.

     The board of directors has considered an employee bonus, profit sharing or deferred compensation plan, however no such plans are anticipated to be finalized in the immediate future. The Company does not have any employment contract with any director or employee.

Facilities

     The Company's facilities consist of a corporate general office located at 1390 South 1100 East, #204, Salt Lake City, Utah 84105, consisting of approximately 440 square feet situated in a professional office building with some additional room for product and supply storage. The Company is conveniently located near a FedEx Kinkos and US Post office for order fulfillment. The facilities are on a shared arrangement at a base rate of $200 per month plus utilities and storage as needed. Management believes that the current facilities are adequate for the immediate future. Additionally, the Company uses storage facilities for inventory located at a local mini warehouse facility in the Salt Lake City at a cost of $100 per month. This facility has the capacity to hold approximately 5,000 LiL Marcs.

Industry Segments

     No information is presented regarding industry segments. The Company is presently engaged in the production and marketing of a plastic porcelain boys toilet-training device and has no current plans to participate in another business or industry. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

Risk Factors Related to the Company's Business

     The Company is subject to certain substantial risks inherent in its business and set forth or referred to herein. Prospective investors in the Company's securities should carefully consider, among other potential risks, the following risk factors as well as all other information set forth or referred to herein before considering an investment in the Company's common stock. An investment in the Company's shares involves a high degree of risk. If any of the following events or outcomes actually occurs, business operating results and financial condition would likely suffer. As a result, the trading price of its common stock could decline and an investor may lose all or part of the money they paid to purchase their shares.

     The Company has a limited operating history and has not recorded operating profits since its inception. Continuing losses may exhaust capital resources and force the Company to discontinue operations.
     ---------------------------------------------------------------------------

     Although the Company was incorporated in 1999, it has a limited operating history and has incurred net losses since inception. From its inception in December 1999 through December 31, 2005, the Company has incurred cumulative losses of approximately $68,766. There can be no assurance that the Company will produce future material revenues or achieve profitability in the immediate future or at any time for the Company or its stockholders or that any such business will operate on a profitable basis. The potential to generate profits from the Company's business depends on many factors, including the following:

     o the ability to secure adequate funding to increase marketing and fund future production of its products;

     o the size and timing of future customer orders, product delivery and customer acceptance, if required;

     o   the costs of maintaining and expanding operations; and

     o the ability to attract and retain a qualified work force as business warrants.

     There can be no assurance that the Company will be able to achieve any of the foregoing factors or realize profitability in the immediate future or at any time.

     In order to continue  business,  the Company may have to secure  additional capital. Additional required capital may not be available at attractive terms which would have a material negative effect on the company's business and operating results.
     ---------------------------------------------------------------------------

     In the event the Company needs additional funds in order to continue or increase its current business operations, it may not be able to secure such funding. In the past the Company's has been dependent on funds raised in its initial public offering and the infusion of capital from directors and stockholders in order to continue its business. Currently, management estimates recurring annual total expenses to be approximately $20,000. Management further expects that general, administrative and other operating expenses will increase substantially as the Company accelerates efforts to expand its business and to satisfy increased reporting and stockholder communications obligations under the securities laws.

There can be no assurance that the Company will be able to obtain necessary funds required to continue operations, or that such funds will be available on favorable terms favorable, or at all. If the Company borrow funds it will have to pay interest and may also have to agree to restrictions that limit operating flexibility. In addition, the Company's cash requirements may vary materially from those now anticipated by management. These changes may be due to the results of business expansion, potential changes in capital and debt markets, terms on which financing can be obtained, competitive factors and other factors. If adequate funds are not available, the Company may be required to curtail operations which would have a negative effect on the Company's financial condition.

     The Company may not be able to expand the market for its products, which could cause its business to fail.
     ---------------------------------------------------------------------------

     It is management's intention to expand the Company's current products, explore the possibility of marketing complementary baby products and the area in which it markets products, but only as ongoing business conditions warrant and, if necessary, funds are available. The Company presently operates in a limited geographical marketing area in and via the Internet. In order to expand the area in which the Company operates, it must expand its facilities, purchase additional equipment and retain additional personnel. Also, there can be no assurance that if the Company's does expand into new areas, that such expansion will be successful or that the business generated form the addition of markets will warrant the expenses necessary to facilitate the expansion. If the Company is unable to successfully expand its marketing area and products offered, its business may not be able to grow, or it may possibly decrease which will have a negative impact on future operations.

     The industry in which the Company operates is highly competitive and could affect results of operations, which would make profitability even more difficult to achieve and sustain.
     ---------------------------------------------------------------------------

     The baby products and related products industry is highly competitive and is marked by many competitors and potential competitors, may of which are much larger with much greater financial resources such as Fisher-Price. Most existing and potential competitors also have larger market share and larger production capability, which may enable them to establish a stronger competitive position than the Company has, in part through greater marketing opportunities. If the Company fails to compete effectively with these businesses or to address competitive developments quickly and effectively, it will not be able to grow its business or remain a viable entity.

     The Company's business could be adversely affected by any adverse economic developments in the baby products industry and/or the economy in general.
     ---------------------------------------------------------------------------

     The Company depends on the perceived ongoing demand for its baby products, which may be subject to trends in discretionary spending by the consumer. Therefore, future business is susceptible to downturns in the baby products industry and the economy in general. Any significant downturn in the market or in general economic conditions would likely hurt the Company's business.

     Management will devote only minimal time to the Company.
     ---------------------------------------------------------------------------

     Presently, the Company's three directors have other full time obligations and will devote only such time to the Company as necessary, except for the Company's President who will devote approximately 20 hours per week. The other directors will devote only such time to the Company as may be required as a member of the Board of Directors. Thus, because of their other time commitments, management anticipates that they will devote only a minimal amount of time to the Company, at least until such time as business warrants devoting more time.

     Effective voting control of the Company is held by its three directors.
     ---------------------------------------------------------------------------

     The Company's three directors own in the aggregate approximately 73% of the outstanding voting securities of the Company. No other person owns as much as of 10% of the outstanding shares. Accordingly, the current directors will have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     Currently there is no active market for the Company's common stock.
     ---------------------------------------------------------------------------

     Although the Company's shares are quoted in the NASD Pink Sheets, there is not currently an active trading market for the shares. Following the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to make a market for the Company's shares on the OTC Bulletin Board. However, there can be no assurance that the application will be accepted or that any trading market will ever develop or be maintained on the OTC Bulletin Board, pink sheets or any other recognized trading market or exchange. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement will the Company's shares become eligible to be quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

     The so called "penny stock rule" could make it cumbersome for brokers and dealers to trade in the Company's common stock, making the market less liquid which could have a negative effect on the price of the shares.
     ---------------------------------------------------------------------------
     Trading in the Company's common stock is subject to certain provisions of the Exchange Act, commonly referred to as the "penny stock" rule. A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If the Company's stock is deemed to be a penny stock, trading will be subject to additional sales practice requirements on broker-dealers. These may require a broker-dealer to:

     o   make a special suitability determination for purchasers of the shares;

     o receive the purchaser's written consent to the transaction prior to the purchase; and

     o deliver to a prospective purchaser of the Company's shares prior to the first transaction, a risk disclosure document relating to the penny stock market.

     Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock. Also, prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of the Company's shares.

     The Company has never paid a dividend and does not intend to do so in the immediate future.
     ---------------------------------------------------------------------------

     The Company has never paid cash dividends and has no plans to do so in the foreseeable future. Any future dividend policy will be determined by the Company's Board of Directors and will depend upon a number of factors, including the Company's financial condition and performance, cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws and/or credit arrangements may impose.

ITEM 2.       Management's Discussion and Analysis or Plan of Operation

     The  following   information   should  be  read  in  conjunction  with  the
consolidated financial statements and notes thereto appearing as Part F/S of this Form 10-SB.

     The Company is considered a development stage company with minimal cash assets and with only limited operations and revenue. Ongoing operating expense, including the costs associated with the preparation and filing of this registration statement, have been paid for by proceeds from the Company's initial public offering and from advances from a stockholder of the Company. It is anticipated that the Company will require approximately $20,000 over the next 12 months to fund the Company's operations and to maintain the corporate viability of the Company. Management believes that necessary funds will most likely be provided by revenues, but if it is unable to generate sufficient revenues it may have to rely on funds form directors and/or stockholders in the future.

Results of Operations

     The Company realized revenues of $1,515 for the year ended December 31, 2005 compared to revenues of $11,418 for the year ended December 31, 2004. The decrease in sales during 2005 is attributed to termination of a marketing agreement. Total expenses for 2005 were $14,207, compared to $14,149 for 2004.

The increase in 2005 is attributed to an increase in administrative expenses from $10,863 in 2004 to $12,624 in 2005 due to moving all of the Company's operations to Utah. The Company realized a net loss of $12,692 during the year ended December 31, 2005 compared to a loss of $1,731 in 2004. The increase in net loss is directly attributed to the decreased revenues in 2005.

Liquidity and Capital Resources

     Because the Company currently has only minimal revenues and limited cash reserves, it anticipates that it may have to rely on its directors and stockholders to pay its expenses until such time it realizes adequate revenues from the production and sales of its baby products. There is no assurance that the Company will be able to generate adequate revenues in the immediate future to satisfy its cash needs. At December 31, 2005, the Company had cash on hand of $21,530 and total stockholder' equity of $16,952.

     In the opinion of management, inflation has not and will not have a material effect on the ongoing operations of the Company.

Plan of Operation

     During the next 12 months, the Company will actively pursue expanded marketing activities for its baby products business. This may include approaching retail outlets in an attempt to have them carry the Company's products. It may also entail an increase in advertising and/or the attendance at baby products show, if adequate funds are available. Because the Company lacks immediate necessary funds, it may be necessary for the directors and/or stockholders to either advance funds to the Company or to accrue expenses until such time as it can attain a meaningful level of production. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as business warrants the payment of such.

     The Company immediate plan is to focus its marketing efforts to the Internet and other advertising that will enhance mail orders and phone orders. Although the Company intends to explore alternative marketing methods, management believes that the most potential for the Company's business for the immediate future will be the Internet.

     After paying certain costs and expenses related to ongoing administrative costs and the associated professional fees, including the cost of preparing and filing this registration statement, management estimates that it will have sufficient funds to operate for the next six to twelve months. If business revenues do not provide enough funds to continue operations, it may be necessary for the Company to seek additional financing. This would most likely come from current directors, although the directors are under no obligation to provide additional funding and there is no assurance outside funding will be available on terms acceptable to the Company, or at all.

     Because the Company contracts for production of its products, it is not expected that the Company will have to make any significant capital expenditures for new equipment or other assets during 2006. If additional equipment does become necessary, the Company believes that it may have to seek outside financing to acquire the equipment.

     Currently, the Company has three employees; its President that devotes approximately 20 hours per week to the Company's business, its Secretary that assists on an as-needed basis and a part-time laborer for packaging and shipping. Management believes that these employees will be adequate for the foreseeable future, or until the Company's production reaches a level to justify additional employees. Further, the Company believes that in the event increased business necessitates additional employees, the Company will be able to pay the added expenses of these employees from increased revenues.

     Our plan of operations for the next twelve months will focus on enhancing our Internet website and building a customer base for our products. This 12 month plan of operations includes our goals of

     o   increasing revenues from sales of our baby products;

     o   expanding the Company's current marketing current area;

     o expanding the Internet business to be able to attract new customers, regardless of location, which will create an expanded mail and phone order business;

     o hiring additional employees and/or independent contractors if the Company is successful in expanding its business and adequate funds are available; and

     o   attaining profitability.

     To achieve these goals during the next twelve months, the Company intends to exploit its website to the extent possible and create new business by advertising, as funds permit. Management believes that these plans can be successfully implemented.

Net Operating Loss

     The Company has accumulated approximately $68,766 of net operating loss carryforwards as of December 31, 2005. This loss carry forward may be offset against taxable income and income taxes in future years and expires starting in the year 2021 through 2025. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The income tax benefit of approximately $21,000 from the carryforward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has not started full operations.

Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, which addresses the consolidation of business enterprises (variable interest entities), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46 requires an entity to assess its business relationships to determine if they are variable interest entities. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity's net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity. The primary beneficiary must include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements. FIN 46 is immediately effective for all variable interest entities created after January 31, 2003. For variable interest entities created prior to this date, the provisions of FIN 46 were originally required to be applied no later than the first quarter of Fiscal 2004. On October 8, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The FSP provides a limited deferral (until the end of the second quarter of 2004) of the effective date of FIN 46 for certain interests of a public entity in a variable interest entity or a potential variable interest entity. Management will continue to evaluate FIN 46, but due to the complex nature of the analysis required by FIN 46, management has not determined the impact on consolidated results of operations or financial position.

     In April 2003, the FASB issued Statement of Financial  Accounting Standards
(SFAS) SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company adopted this standard for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated results of operations or financial position.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. The Company adopted this standard for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated results of operations or financial position.

     On December 16, 2004 the FASB issued SFAS No. 123(R), Share-Based Payment, which is an amendment to SFAS No. 123, Accounting for Stock-Based Compensation. This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires such transactions to be accounted for using a fair-value-based method and the resulting cost recognized in the financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. Management will adopt this new standard effective for the fourth fiscal quarter of 2005, and has not yet determined what impact this standard will have on the Company's financial position or results of operations.

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

     In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-sharing Transactions, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

In December 2004, the FASB issued SFAS No.153, Exchange of Nonmonetary Assets. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetrary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

Forward Looking and Cautionary Statements

     This registration statement includes "forward-looking statements" that may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," expect," anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results, and financial position. The Company caution readers that a variety of factors could cause its actual results to differ materially from the anticipated results or other matters expressed in forward- looking statements. These risks and uncertainties, many of which are beyond the Company's control, include:

     o the ability to maintain current business and, if feasible, expand the marketing of products;

     o   the ability to attract and retain new individual and retail customers;

     o the sufficiency of existing capital resources and the ability to raise additional capital to fund cash requirements for future operations;

     o uncertainties involved in the rate of growth of business and acceptance of the Company's products and;

     o anticipated size or trends of the market segments in which the Company competes and the anticipated competition in those markets;

     o future capital requirements and the Company's ability to satisfy its needs;

     o   general economic conditions.

     Although management believes the expectations reflected in these forward-looking statements are reasonable, such expectations cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the risk factors section and elsewhere in this registration statement identify important risks and uncertainties affecting the Company's future, which could cause actual results to differ materially from the forward-looking statements made herein.

ITEM 3.       Description of Property

     The Company does not presently own any property.

ITEM 4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Company's knowledge, as of December 31, 2005, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

Name and Address                                       Amount and Nature of                 Percent
of Beneficial Owner                                    Beneficial Ownership               of Class(1)
--------------------                                   --------------------               -----------
Alewine Limited Liability Company (2)                          1,863,275                       72%
  3305 West Spring Mountain Rd. #60
  Las Vegas, NV 89102
Jessie Scott Bean                                                20,000                         1%
  8313 Aspenbrook
  Las Vegas, NV 89145
All directors and officers as                                  1,883,275                       73%
  a group (3 persons)

      *  Director and/or executive officer

     Note: Unless otherwise indicated, the Company has been advised that each person above has sole voting power over the shares indicated above.

     (1) Based upon 2,583,750 shares of common stock outstanding on December 31, 2005.

     (2) Alewine Limited Liability Company is a Nevada limited liability company managed by Mr. Norman, the Company's President, through which his self-employment consulting business is conducted. Alewine Limited Liability Company is owned by George Norman and Laurie Norman, the
         Company's Secretary. By resolution of its members, Mr. Norman has voting and investment control over Alewine.

ITEM 5.       Directors, Executive Officers, Promoters and Control Persons

     The executive officers and directors of the Company are as follows:

              Name                 Age            Position
              ----                 ---            --------
         George I. Norman III       51       President, Chief Executive Officer
                                               and Director
         Laurie J. Norman           43       Secretary / Treasurer and Director
         Jessie Scott Bean          50       Director
---------------------------
     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board and any committee of the Board. However, the directors may defer their expenses and/or take payment in shares of the Company's common stock. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board. The Company does not have any standing committees.

     No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

     Directors currently devote only such time to company affairs as needed. The time devoted could amount to as little as 1% of the time they devote to their own business affairs, or if business conditions ultimately warrant, they could possibly elect to devote their full time to our business. Presently, there are no other persons whose activities are material to our operations.

     Currently, there is no arrangement, agreement or understanding between the Company's management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's stockholders. However, the Board of Directors is elected by the stockholders and the stockholders have the ultimate say in who represents them on the Board. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

     The business experience of each of the persons listed above during the past five years is as follows:

     George I. Norman, III attended the University of Utah from 1973 to 1975, studying general education, accounting, business and finance. Mr. Norman returned to the University in 1979 and continued his studies in humanities, science, and finance. Mr. Norman has been self-employed since 1979 in Salt Lake City, Utah, as a financial and marketing consultant. He was the President and director from 1999 to 2004 of Treasure Mountain Holdings, Inc., a public development stage company which later became Vyteris Holdings, Inc. From 1997 to 2000 Mr. Norman was President and director of LiL Marc, Inc., a public development stage company developing child products through its wholly owned subsidiary, LILM, Inc. In May 2000, Mr. Norman sold his controlling interest in LiL Marc to Com Vest Capital Partners LLC and then purchased from LiL Marc a 100% interest in LILM, Inc. He is married to Laurie J. Norman, the Company's Secretary-Treasurer.

     Laurie J. Norman graduated in 1985 from Adams State College in Alamosa, Colorado, with a Bachelor of Science degree in biology. She studied German at the Goethe Institute in Murnau, Republic of Germany in 1990. Mrs. Norman has worked with children and adults as a ski instructor in the United States and New Zealand since 1981. Mrs. Norman also worked in the main offices of the Alta ski resort. Laurie J. Norman is the wife of George I. Norman, III, our president.

     Jessie Scott Bean has been employed since July 2001 as a salesperson for time shares at Consolidated Resorts in Las Vegas, Nevada. From June 2000 to June 2001, Mr. Bean was a salesperson of vacation packages for Vacation Consultants International in Las Vegas, and from 1998 to 2000, he was a licensed auction and wholesale salesperson for Donkey Motors, also in Las Vegas. From 1997 to 1998, Mr. Bean was a salesperson of vacation packages for Global Odyssey in Pleasanton, California, and from 1996 to 1997, he was an auto salesperson for Willden Pride Dodge in Las Vegas. Mr. Bean graduated from Clark High School in Las Vegas.

ITEM 6.       Executive Compensation

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Both production and marketing are the responsibility of George Norman. We anticipate that during 2006 Mr. Norman will devote a minimum of 20 hours per week to Company business, for which his salary will be $1,000 per month. Laurie Norman our Secretary/Treasurer continues to assists Mr. Norman when needed as an office manager.

     The Company has not paid any salaries or other compensation to its officers or directors for their service on the Board of Directors for the years ended December 31, 2005 and 2004. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as business operations provide sufficient cash flow to provide for salaries. As of the date hereof, no person has accrued any compensation.

ITEM 7.       Certain Relationships and Related Transactions

     There have been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any stockholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate families.

     In June 2000 the Company's President, Mr. Norman, through Alewine Limited Liability Company, a limited liability company owned by George and Laurie Norman, acquired 1,000,000 shares of LILM common stock from LiL Marc, Inc., formerly the parent company of LILM, by transferring to LiL Marc, Inc. 100,000 shares of LiL Marc, Inc. common stock valued at $.25 per share. LILM owned the patent to the LiL Marc, existing inventory and the plastic injection molds necessary to manufacture the LiL Marc product. In 2001, the Company sold 820,000 shares of common stock for the cash consideration of $20,500, or $.025 per share. Of these shares, Alewine owns 800,000 shares and Mr. Bean owns 20,000 shares.

     The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in corporate minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board rejects such an opportunity presented, and only in that event, any officer or director may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of our company. There can be no assurance, however, that these efforts will be successful.

ITEM 8.       Description of Securities

Common Stock

     The Company is authorized to issue 25 million shares of common stock, par value $.001 per share, of which 2,583,750 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to

     (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

    (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and

   (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.

     Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

                                     PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     The Company's common stock is currently included on the "pink sheets" under the symbol "LILM," although there has not been an active trading market for the shares. Upon the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to the NASD in order to make a market for the Company's shares and for the shares to be quoted on the OTC Bulletin Board. The Company's application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for the Company's shares to be published by such service. There can be no assurance that the application will be accepted or that the shares will be traded in the public market. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for being included in the pink sheets and making applying to have its shares quoted on the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

     The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g- 9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker- dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of stockholders to sell their shares.

     As of March 29, 2006, there were 66 holders of record of the Company's common stock, which does not account for stockholders whose shares may be held in a brokerage account or in other nominee name. Because there has been only a limited public trading market for the Company's securities, no trading history is presented herein.

     The Company has not filed a registration statement under the Securities Act and all of its outstanding shares of common stock were issued pursuant to exemptions under that Act. In February 2003, the Company completed an offering of 763,750 shares of common stock to a total of 59 investors for gross proceeds of $50,000. The offering was made pursuant to an exemption from registration under the Securities Act provided by Regulation D, Rule 504 of the Securities Act. Sales were made pursuant to an Offering Memorandum and an initial Form D was filed with the SEC on April 25, 2002 and an amended Form D was filed on March 3, 2003 reporting the completion of the offering.

     As provided by Rule 502(d) of Regulation D, securities acquired in transactions that satisfy the requirements set forth in Rule 504 are not subject to the resale limitations set forth in Rule 502(d). Accordingly, the 763,750 shares issued pursuant to the Regulation D offering in 2003 are deemed not to be "restricted" securities, unless held by an affiliate or control person of the Company. The balance of 1,820,000 shares outstanding are considered restricted securities, unless sold or otherwise transferred pursuant to a registration statement under the Securities Act or pursuant to an appropriate exemption from registration. Presently, all the 1,820,000 shares remain as restricted securities. A total of 1,863,275 of these restricted shares are held by affiliates or controlling stockholder of the Company and no restricted shares are held by nonaffiliates. Accordingly, the balance of 720,475 shares are considered freely tradeable and may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling stockholder of the Company. Because all of the outstanding restricted shares have been issued and outstanding for more than two years, Rule 144 of the Securities Act is available to the holders of these shares.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a stockholder to rely on Rule 144, the Company must have available adequate current public information with respect to itself. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the various resale limitations under Rule 144(k).

     Under Rule 144(k), the requirements of paragraphs (c), (e), (f), and (h) of Rule 144 do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least two years prior to their sale. For purposes of this registration statement only, a controlling stockholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 2,583,750 shares considered to be not restricted owns more than ten percent (10%) of the Company's total outstanding shares.

     All of the 1,883,275 shares considered restricted securities and presently held by the three directors of the Company, are presently eligible for sale pursuant to the provisions of Rule 144, subject to the volume and other limitations set forth under Rule 144. Accordingly, assuming the conditions of Rule 144 are otherwise met, each of these individuals could sell up to 25,838 shares per three month period.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.       Legal Proceedings

     There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.       Changes in and Disagreements With Accountants

     This Item is not applicable

ITEM 4.       Recent Sales of Unregistered Securities

     This Item is not applicable

ITEM 5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

     The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Pacific Stock Transfer Company, 500 East Warm Springs Rd. Suite 240, Las Vegas, NV 89119, as its transfer agent.

                                    PART F/S

     The Company's consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, have been examined to the extent indicated in their reports by Madsen & Associates, CPA's Inc., independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB.

MADSEN & ASSOCIATES, CPA's INC.                          684 East Vine St, # 3
Certified Public Accountants and Business Consultants    Murray, Utah 84107
                                                         Telephone 801-268-2632
                                                         Fax 801-262-3978


Board of Directors
LILM, INC. and Subsidiary
Salt Lake City, Utah

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheet of LILM, INC. and Subsidiary (development stage company) at December 31, 2005, and the consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2005, and 2004 and the period December 30, 1999 (date of inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LILM, INC. and Subsidiary at December 31, 2005, and the results of operations, and cash flows for the years ended December 31, 2005 and 2004 and the period December 30, 1999 (date of inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


Salt Lake City, Utah
February  24,  2006                           s\Madsen & Associates, CPA's Inc.
                                              ---------------------------------

                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2005

--------------------------------------------------------------------------------



ASSETS
CURRENT ASSETS

   Cash                                                            21,530
                                                              -----------

         Total Current Assets                                      21,530
                                                              -----------

OFFICE EQUIPMENT - net of accumulated depreciation                  1,469
                                                              -----------

                                                              $    22,999

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

     Accounts payable                                                 250
    Accounts payable - related party                                5,797
                                                              -----------

         Total Current Liabilities                                  6,047
                                                              -----------

STOCKHOLDERS' EQUITY

    Common stock
         25,000,000 shares authorized  at $0.001 par value;
         2,583,750 shares issued and outstanding                    2,584
     Capital in excess of par value                                83,134
    Accumulated deficit during development stage                  (68,766)
                                                              -----------
          Total Stockholders' Equity                               16,952
                                                              -----------

                                                              $    22,999
                                                              ===========




   The accompanying notes are an integral part of these financial statements.

                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                      CONSOLIDATED STATEMENT OF OPERATIONS
             For the Years Ended December 31, 2005 and 2004 and the
       Period December 30, 1999 (date of inception) to December 31, 2005

--------------------------------------------------------------------------------




                                     Dec 31,        Dec 31,     Dec 30, 1999
                                      2005           2004      to Dec 31, 2005
                                   -----------    -----------    -----------


REVENUES                           $     1,515    $    11,418    $    14,388
                                   -----------    -----------    -----------

EXPENSES

   Administrative                       12,624         10,863         70,693
   Royalties                                21             25             65
   Depreciation and amortization         1,562          2,261         12,396
                                   -----------    -----------    -----------
                                        14,207         13,149         83,154
                                   -----------    -----------    -----------

NET LOSS                           $   (12,692)   $    (1,731)   $   (68,766)
                                   ===========    ===========    ===========



NET LOSS PER COMMON SHARE

   Basic and diluted               $      --      $      --
                                   -----------    -----------


AVERAGE OUTSTANDING SHARES

    Basic (stated in 1000's)             2,584          2,456
                                   -----------    -----------


   The accompanying notes are an integral part of these financial statements.


                                    LILM, INC. and SUBSIDIARY
                                  ( Development Stage Company )
                          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           For the Period December 30, 1999 (date of inception) to December 31, 2005

-------------------------------------------------------------------------------------------------
                                                                                       Capital in
                                                 Common Stock           Excess of     Accumulated
                                              Shares       Amount       Par Value       Deficit
                                           -----------   -----------   -----------    -----------

Balance December 30, 1999                         --     $      --     $      --      $      --

Issuance of common shares for cash and a
    patent at $.0129 - December 30, 1999     1,000,000         1,000        11,963           --
Net operating loss for the year ended
   December 31, 2000                              --            --            --           (8,867)
Issuance of common shares for cash
 at $.025 - June 27, 2001                      800,000           800        19,200           --
Issuance of common shares for cash
   at $.025 - August 31, 2001                   20,000            20           480           --
Stock offering costs                              --            --            (375)          --
Capital contribution - related party              --            --             100           --
Net operating loss for the year
    ended December 31, 2001                       --            --            --          (13,537)
Stock offering costs                              --            --          (2,500)          --
Net operating loss for the year
   ended December 31, 2002                        --            --            --          (13,858)
Issuance of common shares for cash
   at $.08 - February 20, 2003                 763,750           764        60,336           --
Stock offering costs                              --            --          (6,070)          --
Net operating loss for year
   ended December 31, 2003                        --            --            --          (18,081)

Net operating loss for the year
   ended  December 31, 2004                       --            --            --           (1,731)
                                           -----------   -----------   -----------    -----------

Balance December 31, 2004                    2,583,750         2,584        83,134        (56,074)

Net operating loss for the year
   ended December 31, 2005                        --            --            --          (12,692)


Balance December 31, 2005                    2,583,750   $     2,584   $    83,134    $   (68,766)
                                           ===========   ===========   ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                      CONSOLIDATED STATEMENT OF CASH FLOWS
             For the Years Ended December 31, 2005 and 2004 and the
        Period December 30, 1999 (date of inception) to December 31, 2005

--------------------------------------------------------------------------------------------------------


                                                             Dec 31,          Dec 31,   Dec 30, 1999 to
                                                             2005             2004        Dec 31, 2005
                                                             -----------    -----------    -----------


CASH FLOWS FROM
   OPERATING ACTIVITIES
   Net loss                                                  $   (12,692)   $    (1,731)   $   (68,766)

   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

          Depreciation and amortization                            1,562          2,261         12,396
          Changes in accounts payable                               (200)          (793)         6,047
          Contributions to capital - expenses                       --             --              100


          Net Cash Flows Used in Operations                      (11,330)          (263)       (50,223)
                                                             -----------    -----------    -----------

CASH FLOWS FROM INVESTING
   ACTIVITIES

      Purchase office equipment                                     (503)        (1,399)        (1,902)
                                                             -----------    -----------    -----------

CASH FLOWS FROM FINANCING
   ACTIVITIES

       Proceeds from issuance of common stock net of costs          --             --           73,655
                                                             -----------    -----------    -----------


   Net Change  in Cash                                           (11,833)        (1,662)        21,530
    Cash at Beginning of Period                                   33,363         35,025           --
                                                             -----------    -----------    -----------

   Cash at End of Period                                     $    21,530    $    33,363    $    21,530
                                                             ===========    ===========    ===========



NON CASH  FLOWS  FROM OPERATING AND INVESTING ACTIVITIES

        Issuance of  922,900 common shares for a patent - 2000                             $    11,963
                                                                                           -----------
        Contributions to capital - expenses - 2001                                                 100
                                                                                           -----------

   The accompanying notes are an integral part of these financial statements.

                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2005

--------------------------------------------------------------------------------

1. ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on December 30, 1999 with authorized common stock of 25,000,000 shares with a par value of $.001.

The principal business activity of the Company is to manufacture and market the "LiL Marc" urinal used in the training of young boys.

During December 2004 and January 2005 the Company organized "LiL Marc, Inc.", in the state of Utah, and transferred all its assets to LiL Marc Inc. in exchange for all of the outstanding stock of LiL Marc, Inc. with the intent that the operations of the Company will be continued in the subsidiary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.

On December 31, 2005, the Company had a net operating loss available for carryforward of $68,766. The income tax benefit of approximately $21,000 from the carryforward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has not started full operations. The net operating loss will expire starting in 2021 through 2026.

Revenue Recognition
-------------------

Revenue is recognized upon the completion of the sale and shipment of the training urinal products.

Advertising and Market Development
----------------------------------

The company expenses advertising and market development costs as incurred.

                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2005

--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values due to their short term maturities.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial and Concentrations Risk
---------------------------------

The Company does not have any concentration or related financial credit risk.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary from its inception. All significant intercompany accounts and balances have been eliminated in consolidation.

Office Equipment
----------------

Office equipment consists of computers and is depreciated over three years on the straight method.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2005

--------------------------------------------------------------------------------

3.  PATENT

The Company acquired a patent, from a related party, for the "LiL Marc" training urinal and is shown at the predecessor cost, less amortization. The patent was issued on July 16, 1991 and has been fully amortized over its estimated useful life of 14 years.

The terms of the acquisition of the patent includes a royalty of $.25, due to the inventor, on the sale of each training urinal.

4. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

Officer-directors have acquired 73% of the outstanding common stock of the Company and have made demand, no interest, loans to the Company of $5,797.

                                    PART III

ITEM 1.      Index to Exhibits

The following exhibits are filed with this registration statement:

Exhibit No.                             Exhibit Name
-----------                             ------------

       3.1          Articles of Incorporation (Nevada)

       3.2          By-Laws of Registrant

       4.1 Instrument defining rights of holders (See Exhibit No. 3.1, Articles of Incorporation)

      21.1          Subsidiaries

----------------


ITEM 2.   Description of Exhibits

     See Item I above.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                     LILM, INC
                                     (Registrant)

Date:   March 30, 2006               By:   /S/ GEORGE I. NORMAN, III
                                        ----------------------------------------
                                        George I Norman, III
                                        President, Chief Executive Officer and
                                              Director

                                       S-2